January 16, 2020

Vichheka Heang
Vice President and Corporate Controller
Maxeon Solar Technologies, Pte. Ltd.
8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore

       Re: Maxeon Solar Technologies, Pte. Ltd.
           Draft Registration Statement on Form 20-F
           Filed December 20, 2019
           CIK No. 0001796898

Dear Ms. Heang:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 20-F submitted December 20, 2019

Implication of Being an Emerging Growth Company and a Foreign Private Issuer Emerging Growth Company, page 7

1. You disclose that the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies and that you may take advantage of such provision. If you have elected to use the extended transition period for complying with new or revised accounting standards, please provide a risk factor explaining that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. If you have elected to opt out of these
 Vichheka Heang
FirstName LastNameVichheka Heang
Maxeon Solar Technologies, Pte. Ltd.
Comapany NameMaxeon Solar Technologies, Pte. Ltd.
January 16, 2020
Page 2
January 16, 2020 Page 2
FirstName LastName
         provisions, please clearly indicate as such in the filing.
Notes to Unaudited Prof Forma Combined Financial Information, page 24

2. You disclose that you intend to issue a promissory note for a principle amount of $100.0 million to SunPower in exchange for intellectual property necessary for the operation of your business. Please tell us and disclose how you determined the amount of the consideration and the fair value of the intellectual property to be transferred.
Conditions to the spin-off, page 58

3. You disclose that the spin-off is conditioned upon SunPower's receipt of a tax opinion.
         Please tell us whether you expect to receive the tax opinion prior to the effectiveness of the registration statement. If not, please advise how you intend to notify your shareholders regarding this material aspect of the spin-off distribution and whether SunPower has any current intention to waive the tax opinion as a condition to the spin-off.
Reconciliation of Non-GAAP Financial Measures, page 89

4. We note your Adjusted EBITDA excludes "cost of above-market polysilicon". Please explain to us what this adjustment is meant to represent and why you believe it is useful to investors. To the extent the adjustment relates to inventory write-down, tell us how you considered whether this is an individually tailored measurement method pursuant to
         Question 100.04 of the updated Non-GAAP C&DI issued on May 17, 2016. Liquidity and Capital Resources
Cash Flows
Operating Activities, page 91

5. We note from your disclosure on page F-22 that you transferred certain accounts receivable to a third-party factor agency under a factoring agreement in December 2018.
         Please expand your liquidity and capital resources disclosure to discuss the impact the factoring arrangement had on your net cash flows used in operating activities.
Aggregate Contractual Obligations, page 95

6. Please clarify that the portion of the revolver included in the "Term loan and revolver, including interest and commitment fee" in the contractual obligations table on a pro forma basis relates to commitment fee only, if true.
Note 2. Summary of Significant Accounting Policies, page F-10

7. Considering your advances to suppliers are material to your net income and operating cash flow and you currently have a significant concentration with a limited number of suppliers, please expand your disclosure to address your accounting policy related to your advances to suppliers, including the typical time it takes to receive delivery of raw materials and your policies and procedures in establishing an allowance for doubtful
 Vichheka Heang
Maxeon Solar Technologies, Pte. Ltd.
January 16, 2020
Page 3
         accounts on advances to suppliers. Please tell us how much of $171.5 million of advances to suppliers as of December 31, 2018 has been subsequently delivered through the latest date available.
Revenue Recognition, page F-14

8. We note from your disclosure on page F-14 that revenue is recorded at a point in time when the control of product transfers to the customer. We also note from your disclosure on page F-30 that advances from customers are applied as shipments of product occur or upon completion of certain project milestones. Please expand your disclosure to disclose the nature and material terms of these project milestones, when the contractual performance obligations related to these milestones are satisfied and how you determine the amount of revenue to be recognized. To the extent revenue related to the milestones is recognized over time, disclose the amount of over-time revenue recorded for each period presented and the input methods used and how they are applied.
        You may contact SiSi Cheng, Staff Accountant at (202) 551-5004 or John Cash,
Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202)
551-3345 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.



FirstName LastNameVichheka Heang                              Sincerely,
Comapany NameMaxeon Solar Technologies, Pte. Ltd.
                                                              Division of
Corporation Finance
January 16, 2020 Page 3                                       Office of
Manufacturing
FirstName LastName